                                                                     EXHIBIT 4.4

          AMENDMENTS TO PNC BANK CORP. EMPLOYEE STOCK PURCHASE PLAN


      RESOLVED, that effective June 1, 1991, the Employee Stock Purchase Plan be amended to allow plan participants to suspend contributions during an offering period without canceling their participation in the Plan.

Adopted April 30, 1991


      RESOLVED, that the Employees Stock Purchase Plan, upon its expiration on May 31, 1993, be renewed for a term of five years, ending on May 31, 1998.


Adopted February 18, 1993


Effective October 10, 1992, the Corporation's Common Stock underwent a 2-for-1 stock split. As a result, the Committee adjusted the Plan by doubling the number of shares of Common Stock which could be purchased under the Plan.


      RESOLVED, that the Board of Directors hereby confirms that the maximum number of shares of Common Stock which can be purchased by a participant during a calendar year is 400 shares.

Adopted August 16, 1995